

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 16, 2017

Corey A. Chambas
Chief Executive Officer
First Business Financial Services, Inc.
401 Charmany Drive
Madison, WI 53719

      Re: First Business Financial Services, Inc.
            Registration Statement on Form S-3
            Filed November 7, 2017
            File No. 333-221387

Dear Mr. Chambas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

           Sincerely,

           /s/ Era Anagnosti

           Era Anagnosti
           Legal Branch Chief
           Office of Financial Services

cc: Edward G. Sloane, Jr.
       Robert M. Fleetwood, Esq.